Exhibit 99.1

PETAQUILLA MINERALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended November 30, 2009 and Six Months Ended November 30, 2008

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.

(the “Company”)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six months ended November 30, 2009 and six months ended November 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited, in United States Dollars) (See Note 1 Going Concern Uncertainty)

	November 30, 2009	May 31, 2009
ASSETS (Notes 14 and 15)
Current
Cash and cash equivalents (Note 23)	$675,103	$3,575,168
Receivables	542,505	144,225
Inventory (Note 4)	1,462,268	1,038,999
Prepaid expenses	407,637	591,847
Total current assets	3,087,513	5,350,239
Restricted cash (Note 9)	686,631	707,480
Deposit on equipment and construction materials	912,713	1,762,945
Property and equipment (Notes 5 and 14)	11,289,191	12,879,658
Mineral properties (Note 6)	60,439,715	60,843,501
Total assets	$76,415,763	$81,543,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$14,123,656	$8,746,892
Deferred revenue	1,189,725	-
Senior secured note bridge financing due to related parties (Note 11)	3,841,590	-
Current portion of long-term debt (Note 12)	59,842	160,993
Current portion of deferred services and materials (Note 13)	3,183,394	120,000
Current portion of obligations under capital leases (Note 14)	4,955,850	5,054,987
Current portion of related party senior secured notes (Note 15)	20,246,879	-
Current portion of third party senior secured notes (Note 15)	5,851,465	15,653,483
Current portion of related party convertible senior secured notes (Note 16)	6,697,353	-
Current portion of third party convertible senior secured notes (Note 16)	66,447	-
Total current liabilities	60,216,201	29,736,355
Deferred services and materials (Note 13)	-	3,123,394
Obligations under capital leases (Note 14)	2,852,134	4,391,168
Senior secured notes due to third parties (Note 15)	-	13,754,019
Convertible senior secured notes due to related parties (Note 16)	31,556,469	-
Convertible senior secured notes due to third parties (Note 16)	313,081	34,794,455
Asset retirement obligation (Note 25)	4,812,704	4,664,720
Total liabilities	99,750,589	90,464,111
Commitments and contingencies (Notes 22 and 26) Shareholders' (deficit) equity
Share capital
Authorized
Unlimited common shares and preferred shares without par value (Note 17) Issued and outstanding 96,040,121 (May 31, 2009 – 96,040,121) common shares	89,208,668	89,208,668
Treasury shares, at cost 44,200 (May 31, 2009 – 44,200) common shares	(122,193)	(122,193)
Warrants (Notes 17 and 19)	13,295,624	14,109,097
Contributed surplus (Note 17)	14,870,468	13,897,197
Equity component of convertible senior secured notes (Note 16)	495,121	495,121
Accumulated comprehensive income (Note 3)	(6,733,242)	(6,733,242)
Deficit	(134,349,272)	(119,774,936)
Total shareholders’ (deficit) equity	(23,334,826)	(8,920,288)
Total liabilities and shareholders’ (deficit) equity	$76,415,763	$81,543,823

On behalf of the Board:

- Director	- Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT
(unaudited, in United States Dollars)

	Three months ended November 30, 2009	Three months ended November 30, 2008 (Note 3)	Six months ended November 30, 2009	Six months ended November 30, 2008 (Note 3)
EXPENSES
Accounting and legal (Note 20)	628,172	$421,096	1,096,701	$818,653
Accretion of asset retirement obligation (Note 24)	88,653	82,877	147,984	165,754
Consulting fees (Note 20)	56,027	59,207	157,885	91,632
Amortization	81,038	84,199	162,760	166,791
Filing fees	1,689	6,378	11,287	106,207
Investor relations and shareholder information	171,101	201,483	332,752	268,174
Office administration	268,695	168,644	458,109	487,659
Rent	36,139	34,311	90,244	70,169
Donations and community relations	181,710	-	511,760	37,805
Exploration and development costs (Note 7)	685,054	1,692,565	1,799,940	4,162,680
Stock-based compensation (Note 18)	118,413	514,124	159,798	822,938
Travel	206,740	429,565	550,854	548,678
Debt issuance costs (Notes 14 and 16)	592,345	1,097,020	592,345	4,171,271
Wages and benefits (Note 20)	1,064,528	682,260	1,707,986	1,423,880
Total expenses	(4,180,304)	(5,473,729)	(7,780,405)	(13,342,291)
OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(68,291)	(3,818,755)	(76,288)	(7,098,102)
Gain on sale of equity investment	-	40,604,938	-	40,604,938
Interest income	10,031	58,376	34,077	138,225
Interest on long-term debt	(56,612)	(8,680)	(70,981)	(22,117)
Asset usage fees	-	(1,776)	-	(3,789)
Power and drilling services	30,000	26,559	60,000	85,552
Loss from equity investment (Note 8)	-	(651,825)	-	(2,396,011)
Gain on dilution of equity investment (Note 8)	-	910,474	-	2,238,492
Redemption loss on senior secured notes	-	(10,983,735)	-	(10,983,735)
Mark-to-market loss on senior secured notes and convertible senior secured notes	(3,283,629)	(2,170,535)	(6,740,739)	(5,105,477)
Total other income (expenses)	(3,368,501)	23,965,041	(6,793,931)	17,457,976
Net (loss) income and comprehensive (loss) income for the period	$(7,548,805)	$18,491,312	$(14,574,336)	$4,115,685

Basic (loss) income per share	$(0.08)	$0.19	$(0.15)	$0.04

Diluted (loss) income per share	$(0.08)	$0.18	$(0.15)	$0.04

Basic weighted average number of common shares outstanding	96,040,121	96,037,761	96,040,121	95,998,968

Diluted weighted average number of common shares outstanding	96,040,121	104,078,237	96,040,121	98,769,144

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in United States dollars)

	Number of Common Shares	Amount of Common Shares (Note 3)	Contributed Surplus (Note 3)	Warrants (Note 3)	Accumulated Other Comprehensive Income (Note 3)	Retained Earnings (Accumulated Deficit) (Note 3)
Balance as at May 31, 2008	95,958,641	$89,002,273	$14,714,276	$11,771,374	$(2,084,526)	$(98,675,070)
Exercise of stock options	81,480	206,395	(168,732)	-	-	-
Stock-based compensation	-	-	869,890	-	-	-
Senior secured notes finders warrants	-	-	-	215,230	-	-
Senior secured notes warrants	-	-	-	706,802	-	-
Expiration of warrants	-	-	263,263	(263,263)	-	-
Warrant issue costs	-	-	-	(102,546)	-	-
Repricing of senior secured notes warrants	-	-	(1,781,500)	1,781,500	-	-
Net loss	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	(4,648,716)	-

Balance as at May 31, 2009	96,040,121	$89,208,668	$13,897,197	$14,109,097	$(6,733,242)	$(119,774,936)

Stock-based compensation	-	-	159,798	-	-	-

Expiration of warrants	-	-	813,473	(813,473)	-	-

Net loss	-	-	-	-	-	(14,574,336)

Balance as at November 30, 2009	96,040,121	$89,208,668	$14,870,468	$13,295,624	$(6,733,242)	$(134,349,272)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in United States Dollars)

	Three months ended November 30, 2009	Three months ended November 30, 2008 (Note 3)	Six months ended November 30, 2009	Six months ended November 30, 2008 (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(7,548,805)	$18,491,312	$(14,574,336)	$4,115,685
Items not affecting cash:
Accretion of asset retirement obligation	88,653	82,877	147,984	165,755
Amortization	81,038	84,199	162,760	166,791
Amortization included in exploration and development costs	-	1,126,208	-	2,313,474
Gain on dilution of equity investment	-	(910,474)	-	(2,238,492)
Loss from equity investment	-	651,825	-	2,396,011
Stock-based compensation	118,413	514,124	159,798	822,938
Stock-based compensation included in exploration and development expenses	-	(402)	-	21,349
Mark-to-market loss on senior secured notes and convertible senior secured notes	3,283,629	2,170,535	6,740,739	5,105,477
Redemption loss on senior secured notes	-	10,983,735	-	10,983,735
Debt issuance costs	592,345	1,097,020	592,345	4,171,271
Gain on sale of equity investment	-	(40,604,938)	-	(40,604,938)
Foreign exchange gain on restricted cash	(82)	(97,855)	-	(143,077)
Unrealized foreign exchange (gain) loss	-	3,690,025	-	7,050,409
Changes in non-cash working capital items:
Decrease (increase) in receivables	537,514	5,927	(398,281)	395,623
Decrease (increase) in prepaid expenses	421,622	(71,356)	184,210	(219,187)
Increase in inventory	(480,569)	-	(423,269)	-
Deferred services and materials	(30,000)	(26,559)	(60,000)	(85,552)
Increase (decrease) in accounts payable and accrued liabilities	2,397,745	1,785,061	1,979,536	(1,723,222)
Net cash used in operating activities	(538,497)	(1,028,736)	(5,488,514)	(7,305,950)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	-	8,252	-	38,925
(Repayment of) bank overdraft	-	-	-	(2,033,010)
Proceeds from senior secured notes	-	20,000,000	-	47,750,000
Prepaid interest on senior secured notes	-	(3,000,000)	-	(7,162,500)
Payment of capital lease obligations	(509,709)	(636,968)	(1,638,171)	(1,026,587)
Debt issuance costs	(92,345)	(1,097,020)	(92,345)	(4,171,271)
Repayment of long-term debt	(25,621)	(145,562)	(101,151)	(220,107)
Repayment of senior secured notes	(6,000,000)	(43,238,852)	(6,000,000)	(43,238,852)
Advance on forward sales	1,189,725	-	1,189,725	-
Proceeds from bridge loan	3,341,590	-	3,341,590	-
Interest paid	(208,843)	-	(208,843)	-
Net cash used in financing activities	(2,305,203)	(28,110,150)	(3,509,195)	(10,063,402)
CASH FLOWS FROM INVESTING
Acquisition of property and equipment	(596,107)	(180,753)	(1,153,563)	(1,176,437)
Deposit on equipment and construction materials	98,499	(3,153,383)	850,232	(3,441,314)
Investment in mineral properties	2,661,255	(5,160,103)	6,400,975	(12,066,341)
Proceeds from sale of equity investment	-	43,238,852	-	43,238,852
Net cash provided by investing activities	2,163,647	34,744,613	6,097,644	26,554,760
Impact of exchange rate changes on cash and cash equivalents	-	(777,512)	-	(1,054,950)
Change in cash and cash equivalents	(680,053)	4,828,215	(2,900,065)	8,130,458
Cash and cash equivalents, beginning of period	1,355,156	16,152,380	3,575,168	12,850,137
Cash and cash equivalents, end of period	$675,103	$20,980,595	$675,103	$20,980,595
Supplemental disclosure with respect to cash flows (Note 24)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

1.	GOING CONCERN UNCERTAINTY

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

As a result of operational issues, the Company has been unable to meet its current production targets and requires additional funding in order to continue operations. Management is currently in discussions with lenders to refinance the senior secured notes; however, there is no guarantee that management will be successful in its efforts. Therefore, the use of generally accepted accounting principles that are applicable to a going concern may not be appropriate as there is significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has experienced recurring operating losses and has accumulated an operating deficit of $134,349,272 at November 30, 2009 (May 31, 2009 - $119,774,936) and a shareholders’ deficit of $23,334,826 at November 30, 2009 (May 31, 2009 – $8,920,288). Also the Company had a working capital deficiency of $57,128,688 at November 30, 2009 (May 31, 2009 - $24,386,116). Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year.

The operating cash flow and profitability of the Company are also affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, environmentalist risk and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	NATURE OF OPERATIONS

Petaquilla Minerals Ltd. (the “Company”) was incorporated in the Province of British Columbia.

The Company is engaged in mine development and mineral exploration activities of gold-bearing mineral properties in Panama. The Company operates under the rules and regulations of Ley Petaquilla No. 9 and accordingly requires approval from the Ministry of Industry and Commerce in Panama before commercial production may commence. The Company’s main focus has been the development of the Molejon Gold Project which is expected to be in commercial production in fiscal 2010. Exploration activities have centered on the Company’s 706 square kilometre concessions surrounding the Petaquilla concession located in the Province of Colon, Panama.

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, except that they do not contain all disclosures as required for annual financial statements. The interim consolidated financial statements have been prepared following the same accounting policies as for the consolidated financial statements for the year ended May 31, 2009 except as noted. Accordingly, they should be read in conjunction with the 2009 consolidated financial statements and the notes thereto.

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”).

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Minerals, S.A. (a

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Panama corporation), Instituto Petaquilla, S.A. (a Panama corporation), Petaquilla Gold, S.A. (a Panama corporation), Brigadas Verdes, S.A. (a Panama corporation), Aqua Azure, S.A. (a Panama corporation), Petaquilla Infrastructure Ltd. (a Canadian corporation), Petaquilla Infraestructura Ltd. (a British Virgin Island corporation), Petaquilla Hidro, S.A. (a Panama corporation), Panama Central Electrica, S.A. (a Panama corporation) and a 51% interest in Petaquilla Infraestructura, S.A. (a Panama corporation). The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

All inter-company transactions and balances have been eliminated upon consolidation.

Foreign currency translation

Prior to March 1, 2009, the Canadian dollar was determined to be the measurement currency of the Company’s operations and these operations have been translated into United States dollars up until this date using the current rate method as follows: all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as accumulated other comprehensive income (“AOCI”), a separate component of shareholders’ equity. Subsequent to the change in measurement currency described below, the AOCI balance will remain the same until the entities which gave rise to the AOCI balance are disposed of. In addition, unrealized gains and losses due to movements in exchange rates on balances held in foreign currencies are shown separately on the Consolidated Statement of Cash Flows.

Due to several financings in U.S. dollars, the most recent in March 2009, as well as the commencement of startup operations in Panama and expected revenue generation in U.S. dollars, it has been determined that as of March 1, 2009, the United States dollar is the reporting and measurement currency of the Company’s operations and therefore these operations have been translated using the temporal method from that date onward. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings.

Adoption of new accounting policies

In February 2008, the CICA issued a new Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The new Section is applicable to the Company’s financial statements for its fiscal year beginning June 1, 2009. The adoption of this section did not have a material impact on the Company’s consolidated financial statements.

Accounting Policies to be Implemented Effective June 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

beginning June 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

In June 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning June 1, 2011. Earlier adoption is permitted.

Convergence with International Financial Reporting Standards (IFRS)

In February 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after June 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. Also the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting and disclosure controls and procedures. The transition may also impact business activities such as certain contractual arrangements, capital requirements and compensation arrangements.

Changes in Accounting Policies

(a)	Change in Reporting Currency

Effective March 1, 2009, the Company changed its reporting currency to the U.S. Dollar (USD). The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to March 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations, deficit, comprehensive income, accumulated other comprehensive income and cash flows in Canadian dollars (CAD). In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.”

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method. Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

(b)	Mineral Properties

During the 2009 fiscal year, as a result of the initiation of a new exploration program, the Company commenced its review of the impact of International Financial Reporting Standards (“IFRS”) on its accounting policies including an examination of the Company’s current accounting policies. Due to this review, the Company determined that it was appropriate to change its accounting policy for mineral properties whereby exploration and development costs are to be expensed until such time as reserves are proven and financing to complete development has been obtained. Previously, the Company capitalized its exploration and development expenditures as incurred, which is permitted under Canadian generally accepting accounting principles (“Canadian GAAP”). This change in accounting policy has also been applied to the calculation of dilution gains and equity losses from the Company’s equity investment in Petaquilla Copper Ltd.

Management believes that this revised accounting policy will provide a more relevant and reliable basis of accounting. Among other benefits, the revised accounting policy aligns the accounting treatment of mineral property expenditures with standards used by producing mining companies in the resource sector and with global accounting standards. The change in accounting policy has been applied retrospectively, and the comparative periods for the six months and three months ending November 30, 2008 have been restated.

The effect of the adjustment on the financial statements is summarized in the tables below.

Consolidated Statement of Operations and Comprehensive Loss and Deficit	Six months ended November 30, 2008 as previously reported	Adjustment	Six months ended November 30, 2008 restated
Exploration and development costs	$-	$4,162,680	$4,162,680
Gain on sale of equity investment	34,927,588	5,677,350	40,604,938
Loss from equity investment	(1,828,049)	(567,962)	(2,396,011)
Gain on dilution of equity investment	1,784,731	453,761	2,238,492
Net income/comprehensive income for the period	2,715,216	1,400,469	4,115,685
Basic and diluted earnings per share	0.03	0.01	0.04

Consolidated Statement of Cash Flows	Six months ended November 30, 2008 as previously reported	Adjustment	Six months ended November 30, 2008 restated
Operating activities	$(5,478,877)	$(1,827,073)	$(7,305,950)
Investing activities	24,727,687	1,827,073	26,554,760

Consolidated Statement of Operations and Comprehensive Loss and Deficit	Three months ended November 30, 2008 as previously reported	Adjustment	Three months ended November 30, 2008 restated
Exploration and development costs	$-	$1,692,565	$1,692,565
Gain on sale of equity investment	34,927,588	5,677,350	40,604,938
Loss from equity investment	(607,848)	(43,977)	(651,825)
Gain on dilution of equity investment	748,326	162,148	910,474
Net income/comprehensive income for the period	14,388,356	4,102,956	18,491,312
Basic and diluted earnings per share	0.15	0.04	0.19
Diluted earnings per share	0.14	0.04	0.18

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidated Statement of Cash Flows	Three months ended November, 2008 as previously reported	Adjustment	Three months ended November 30, 2008 restated
Operating activities	$(462,761)	$(565,975)	$(1,028,736)
Investing activities	34,178,638	565,975	34,744,613

4.	INVENTORY

	November 30, 2009	May 31, 2009
Raw materials and supplies	$1,462,268	$1,038,999

5.	PROPERTY AND EQUIPMENT

		November 30, 2009			May 31, 2009

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$242,716	94,305	148,411	$221,489	$69,909	$151,580
Computer software	211,054	149,019	62,035	201,187	129,915	71,272
Equipment under capital leases	10,808,073	4,986,723	5,821,350	10,808,072	3,956,113	6,851,959
Equipment	8,938,228	4,486,828	4,451,400	8,744,787	3,737,484	5,007,303
Vehicles	209,983	51,547	158,436	167,499	27,257	140,242
Furniture and fixtures	26,276	10,446	15,830	25,016	8,752	16,264
Land	189,353	-	189,353	189,353	-	189,353
Buildings	472,530	30,154	442,376	472,783	21,098	451,685
	$21,098,213	$9,809,022	$11,289,191	$20,830,186	$7,950,528	$12,879,658

6.	MINERAL PROPERTIES

The Company has capitalized $60,439,715 in mineral property costs, net of revenue of $25,435,937 as at November 30, 2009 and $60,843,501, net of revenue of $653,941 as at May 31, 2009:

	November 30, 2009	May 31, 2009
Plant	$46,555,340	$47,610,795
Plant equipment	2,973,133	2,973,133
Camp	5,500,167	5,252,168
Asset retirement obligation (Note 25)	3,458,303	3,458,304
Capitalized interest expense	1,952,772	1,549,101
	$60,439,715	$60,843,501

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the future gold price at the time of production.

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

6.	MINERAL PROPERTIES (continued)

A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill commenced in July of 2007. Mill commissioning was initiated in November 2008 and the first gold pour occurred on April 7, 2009. The Company is still in the process of mill commissioning and completion.

7.	EXPLORATION AND DEVELOPMENT COSTS

Exploration and development costs incurred to develop the Company’s Molejon property and for exploration of other properties are detailed below:

	Six months ended November 30, 2009	Six months ended November 30, 2008	Three months ended November 30, 2009	Three months ended November 30, 2008
Surface exploration and delineation	$1,053,329	$-	$492,789	$-
Drilling costs	285,564	102,923	96,126	102,089
Engineering and consulting	(46,707)	930,491	(46,707)	113,289
Geologist	-	193,368	-	22,024
Environment	34,184	48,500	(423)	21,484
Logistics	109,381	40,879	56,068	18,692
Indirect drilling costs	133,030	151,890	31,610	60,895
Engineering and design	123,643	85,586	15,000	20,325
Communications	68,096	16,313	34,993	10,133
Topography	(707)	2,954	-	1,154
Roads and bridges	40,127	254,953	5,598	196,674
Amortization on operating equipment	-	2,313,474	-	1,126,208
Stock-based compensation (Note 16)	-	21,349	-	(402)
	$1,799,940	$4,162,680	$685,054	$1,692,565

8.	INVESTMENT IN PETAQUILLA COPPER LTD.

The Company initially owned 22,233,634 of the issued shares of Copper at a cost of $439,367 (CAD$ 500,000). Subsequent to the spin out of Copper, the Company accounted for Copper on an equity basis. Under the equity method, the Company recorded the percentage of net income (loss) that would be attributed to the investment by adjusting the carrying value of the investment. If the percentage of loss from the investee was greater than the carrying cost, the amount was not reduced below zero. Dilution gains arose whenever Copper issued equity at a price greater than the carrying value of the equity investment.

On September 19, 2008, the Company disposed of its 20,418,565 common shares of Copper to a wholly-owned subsidiary of Inmet Mining Corporation at a price of CAD$ 2.20 per common share, for proceeds of $43,238,852 (CAD$ 44,920,843). The Company did not incur any transaction costs in disposing of the shares.

9.	RESTRICTED CASH

The Company has $636,631 in term deposits (May 31, 2009 - $707,480) which are being held to guarantee debt financings and a performance bond for compliance with environmental laws in Panama. Interest rates on these deposits range from 0.05% to 4.875%.

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

10.	OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) up to a maximum of $13,379,554. The facility is converted to capital leases when the asset purchases are completed. The facility has a fixed rate of 9% on $11,018,456 and 6% on $2,361,098, is secured by the assets purchased and is registered with the Public Registry of the Republic of Panama. At November 30, 2009, there is a remaining credit line balance of $332,511 available upon which the Company may draw.

11.	SENIOR SECURED NOTE BRIDGE FINANCING DUE TO RELATED PARTIES

On November 6, 2009, the Company offered for issue a new series of notes pursuant to the Company’s senior secured note and convertible senior secured note indenture up to $5,000,000 of financing (“Bridge Financing”) to companies related to directors. The Company is entitled to prepay the Bridge Financing in whole or in part, without notice or penalty.

The Bridge Financing matures March 6, 2010 and bears a restructuring fee of $500,000 which is payable at the earlier of the maturity date or the prepayment date. The Bridge Financing is guaranteed by all of the assets of the Company and of the Company’s subsidiaries.

12.	LONG-TERM DEBT

During the fiscal year ended April 30, 2007, the Company arranged bank loans totalling $1,277,230 for the purchase of equipment and vehicles. The loans are secured by the purchased assets plus term deposits in the amount of $400,000.

The following table summarizes these loans outstanding as at November 30, 2009 and May 31, 2009:

	November 30, 2009	May 31, 2009

Equipment loan #2, repayable at $7,445 per month including interest at 9.0%, maturing October 2009	$2,506	$29,891
Equipment loan #3, repayable at $18,095 per month including interest at 9.25%, maturing January 2010	56,578	125,575
Vehicle loan #2, repayable at $793 per month, including interest at 9.25%, maturing January 2010	758	5,527
	59,842	160,993
Less: current portion	(59,842)	(160,993)
	$-	$-

13.	DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO IMN RESOURCES INC.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Minera Panama S.A. (“MPSA”) (formerly Petaquilla Copper S.A.) to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period. In return for receiving certain benefits and assurances, payment for services was assumed and prepaid by IMN Resources Inc. (“IMN”) (formerly Petaquilla Copper Ltd.), a wholly owned subsidiary of Inmet Mining Corporation, in the amount of $4,404,000. Services provided to date include the rental of a drill and the generation of electricity.

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

13.	DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO IMN RESOURCES INC. (continued)

	November 30, 2009	May 31, 2009
	$3,183,394	$3,243,394
Current portion	3,183,394	120,000
Non-current portion	$-	$3,123,394

14.	CAPITAL LEASE OBLIGATIONS

The Company entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN has pledged a term deposit in the amount of $2,361,098 (May 31, 2009 - $2,361,098) as additional security.

Future minimum lease payments on the capital lease obligations are as follows:

	November 30, 2009	May 31, 2009
2010	$2,870,780	$5,741,567
2011	4,542,323	4,164,972
2012	1,027,852	461,907
	8,440,955	10,368,446
Less imputed interest of 9%	(632,971)	(922,291)
Total	7,807,984	9,446,155
Current obligation	4,955,850	5,054,987
Long- term obligation	$2,852,134	$4,391,168

15.	SENIOR SECURED NOTES

	November 30, 2009	May 31, 2009
Senior secured notes due to related parties	$20,246,879	$-
Senior secured notes due to third parties	5,851,465	29,407,502
	26,098,344	29,407,502

Less estimated current portion based on a projected gold price over $1,000 as noted below and earliest redemption dates	26,098,344	15,653,483
	-	$13,754,019

At November 30, 2009, there are 21,468 senior secured notes (“Notes”) outstanding (May 31, 2009 –26,468). The Notes bear interest at an annual rate of 15%. Semi-annual principal repayments on the Notes range from $nil to $8,000,000 depending upon the weighted average market price of gold during the six months prior to the payment date as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

15.	SENIOR SECURED NOTES (continued)

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment
Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	-

The Notes will mature five years from date of issuance at 120% of principal. The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes. If the Notes are redeemed within one year of issuance, all prepaid interest of $12,000,000 is forfeited. After 18 or 24 months from the date of issuance of the Notes, depending upon the agreement reached with the Note holders, the holders of the Notes can give six months notice to cause the Company to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes. On an annual basis, the Note holders can cause the Company to redeem Notes equal to 35% of Distributable Cash.

Distributable Cash is defined as cash available after:

a)	satisfaction of the Company’s debt obligations (principal and interest);
b)	satisfaction of the Company’s general and administrative expenses, capital expenditures and other expense obligations;
c)	deduction for income tax obligations; and
d)	retaining reasonable working capital or other reserves.

Reasonable working capital and other reserves are to be defined mutually between the Company and the Note holders. As of November 30, 2009 neither of these has been defined.

The Company initially issued 60,000 Notes. Each Note was issued with 382 share purchase warrants. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. On April 17, 2009 the Company repriced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants. The effect of repricing the warrants was an increase in the value of the warrants of $1,781,500 and a decrease in contributed surplus for the same amount.

On September 30, 2008 the Company redeemed 36,032 Notes at 120% of their principal value for a total payment of $43,238,852, resulting in a loss of $10,983,735.

On October 1, 2008, the Company issued an additional 20,000 Notes under the $60 million senior secured notes indenture for net proceeds of $15,874,958. These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of the 382 share purchase warrants. These Notes did not include any warrants.

On March 25, 2009, the Company redeemed 17,500 Notes at 120% of their principal value for a total payment of $21,000,000, resulting in a loss of $2,147,247.

The Notes have been accounted for in accordance with HB 3855 “Financial Instruments – Recognition and Measurement”, HB 3862 “Financial Instruments – Disclosure” and HB 3863 “Financial Instruments –Presentation”. Under this guidance, the Company valued the liability component of the Notes and assigned the difference to the warrants. On the valuation dates, the value of the Notes was calculated to be $58,474,937 and the amount allocated to the warrants was $1,525,063. Prepaid interest of $9,000,000 was applied as a reduction of the Notes. The liability component was calculated using a discount rate of 26.65% and a maturity date of two years from date of issue. The senior secured notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

15.	SENIOR SECURED NOTES (continued)

held for trading. On February 28, 2009 the discount rate on the Notes was reduced to 20.58% from 26.65% due to mark-to-market accounting. This resulted in a loss of $3,863,189.

The Notes have been adjusted to their fair market value of $26,098,345 after taking into account the principal repayment of $5,000,000 in September 2009.

During the six months ended November 30, 2009 the Company incurred $nil (six months ended November 30, 2008 – $4,171,271) in financing costs related to the Notes. These costs were expensed in the period in which they were incurred in accordance with the Company’s accounting policy.

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

During the six months ended November 30, 2009, due to a shortage of available cash, required interest payments totalling $1,464,221 on the Notes were not made, resulting in an event of default as described in the indenture agreement. However, the default was remedied through issuance of forbearance by more than two-thirds of note holders, as allowed in the indenture agreement, for a period of 120 days.

Estimated principal repayments, assuming a future gold price of $1,000 or higher and earliest redemption dates, are as follows:

2010 – due to related parties	$8,753,815
2010 – due to third parties	2,529,903
2011 – due to related parties	11,231,469
2011 – due to third parties	3,245,960
$25,761,147

At November 30, 2009, of the 21,468 senior secured notes outstanding, 16,654 senior secured notes are due to companies related to directors of the Company.

16.	CONVERTIBLE SENIOR SECURED NOTES

	November 30, 2009	May 31, 2009

Convertible notes due to related parties	$38,253,822	$-
Less estimated current portion based on a projected gold price over $1,000 as noted below and earliest redemption dates	6,697,353	-
	$31,556,469	$-

Convertible notes due to third parties	$379,528	$34,794,455
Less estimated current portion based on a projected gold price over $1,000 as noted below and earliest redemption dates	66,447	-
	$313,081	$34,794,455

On March 25, 2009, the Company closed $40,000,000 of a convertible senior secured note (“Convertible Notes”) financing. The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes mature two years from the date of issuance at 110% of the principal. The Company has the right to redeem the notes at any time at 110% of the principal amount plus any accrued or unpaid interest. If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited. Each Convertible Note in the principal amount of $1,000 is convertible into common shares at CAD$ 2.25 per share.

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

16.	CONVERTIBLE SENIOR SECURED NOTES (continued)

On an annual basis, the Convertible Note holders can cause the Company to redeem Convertible Notes equal to 35% of Distributable Cash. Distributable Cash is defined as cash available after:

a)	satisfaction of the Company’s debt obligations (principal and interest);
b)	satisfaction of the Company’s general and administrative expenses, capital expenditures and other expense obligations;
c)	deduction for income tax obligations; and
d)	retaining reasonable working capital or other reserves.

Reasonable working capital and other reserves are to be defined mutually between the Company and the Note holders. As of November 30, 2009, neither of these has been defined.

On a semi-annual basis, commencing September 15, 2010, the Company shall make principal payments under each holder’s Convertible Notes ranging from $nil to $8,000,000 depending upon the weighted average market price of gold for the six months prior to the payment date as follows:

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment
Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	-

The Convertible Notes have been accounted for in accordance with HB 3855 “Financial Instruments –Recognition and Measurement,” HB 3862 “Financial Instruments – Disclosure,” HB 3863 “Financial Instruments – Presentation” and EIC 164 “Convertible and Other Debt Instruments with Embedded Derivatives”. Under this guidance, the Company valued the liability component of the Convertible Notes and assigned the difference to the conversion feature. On the valuation date, the value of the liability component of the Convertible Notes was calculated to be $39,504,879. The conversion feature was valued at $495,121. Prepaid interest of $6,000,000 was applied as a reduction of the Convertible Notes. The liability component was calculated using a discount rate of 20.58%. The convertible senior secured notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

The Company incurred $2,466,964 in financing costs related to the Convertible Notes. These costs have been expensed in the period in which they were incurred in accordance with the Company’s accounting policy.

The Convertible Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The indebtedness represented by the Convertible Notes is senior to all other indebtedness of the Company and ranks pari passu with the previously issued senior secured notes.

Estimated principal payments are as follows:

2010 – due to related parties	$-
2010 – due to third parties	-
2011 – due to related parties	43,567,750
2011 – due to third parties	432,250
$44,000,000

At November 30, 2009, of the 40,000 senior secured notes outstanding, 39,607 senior secured notes were due to companies related to directors of the Company.

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

17.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

At November 30, 2009, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value. The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

In May 2008, the Company closed the first tranche of its senior secured notes issuing 32,250 units for gross proceeds of $32,250,000. Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. The Company agreed to issue 492,780 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $638,354.

In June 2008, the Company closed the second tranche of its senior secured notes issuing 10,000 units for gross proceeds of $10,000,000. Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. The Company agreed to issue 152,800 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $104,496.

In July 2008, the Company closed the third tranche of its senior secured notes issuing 17,750 units for gross proceeds of $17,750,000. Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. The Company agreed to issue 271,220 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $110,736.

On March 25, 2009 the Company closed $40,000,000 of a convertible notes financing. The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes mature two years from the date of issuance at 110% of the principal. The Company has the right to redeem the notes at any time at 110% of the principal amount plus any accrued or unpaid interest. If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited. Each Convertible Note in the principal amount of $1,000 is convertible into common shares at CAD$ 2.25 per share.

On April 17, 2009 the Company repriced the warrants issued with the Notes to allow the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants. The effect of repricing the warrants was an increase in the value of the warrants by $1,781,500 and a decrease in contributed surplus by the same amount.

18.	STOCK OPTIONS

During the twelve months ended January 31, 2007, the Company received approval for its stock option plan (the “New Plan”) which authorizes the board of directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan is 10,000,000.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the five day volume weighted average price of the Company’s shares prior to the date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

18.	STOCK OPTIONS (continued)

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (CAD$)
Balance at May 31, 2008	8,115,134	1.83
Granted	1,370,000	0.85
Exercised	(81,480)	0.50
Expired	(909,676)	2.17
Forfeited	(58,125)	2.32
Balance at May 31, 2009	8,435,853	1.64
Granted	3,750,000	0.25
Cancelled	(3,667,360)	2.04
Expired	(60,000)	1.25

Balance at November 30, 2009	8,458,493	0.85

Number of stock options exercisable	4,454,743	1.37

As at November 30, 2009, the following stock options were outstanding as follows:

Number of Shares Outstanding	Exercise Price (CAD$)	Expiry Date
30,000	0.26	April 25, 2010
193,800	0.26	July 11, 2010
400,000	0.56	December 31, 2010
919,200	0.54	February 1, 2011
2,405,493	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
10,000	0.56	November 18, 2013
300,000	0.52	December 1, 2013
200,000	0.39	January 5, 2014
100,000	0.39	March 1, 2014
150,000	0.62	July 13, 2014
3,600,000	0.23	November 18, 2014

8,458,493

Total stock options granted during the six months ended November 30, 2009, were 3,750,000 (six months ended November 30, 2008 – 770,000). Stock options granted that have not vested have been excluded from the calculation of stock-based compensation. Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the six months ended November 30, 2009, was $159,798 (six months ended November 30, 2008 - $845,071).

The weighted average fair value of stock options granted is estimated to be CAD$ 0.37 for the six months ended November 30, 2009 (six months ended November 30, 2008 – CAD$ 0.46) by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Six Months Ended November 30, 2009	Six Months Ended November 30, 2008
Risk-free interest	2.41%	2.80%
Expected dividend yield	-	-
Expected stock price volatility	77%	69%
Expected option life in years	5.00	5.00

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

19.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (CAD$)
Balance at May 31, 2009	34,953,280	1.03
Expired	(1,120,875)	3.50
Balance at November 30, 2009	33,832,405	0.95

In May 2008, the Company closed the first tranche of its senior secured notes financing issuing 32,250 units for gross proceeds of $32,250,000. Each unit of $1,000 consisted of one Note and a warrant to purchase 382 Common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. The Notes mature at 120% of the principal amount and carry 15% interest of which the first year’s interest was prepaid at the date the funds were received. The Company paid $1,635,230 and agreed to issue 492,780 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $638,354.

In June 2008, the Company closed the second tranche of its senior secured notes financing issuing 10,000 units for gross proceeds of $10,000,000. Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. The Notes mature at 120% of the principal amount and carry 15% interest of which the first year’s interest was prepaid at the date the funds were received. The Company agreed to issue 152,800 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $104,196.

In July 2008, the Company closed the third tranche of its senior secured notes financing issuing 17,750 units for gross proceeds of $17,750,000. Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. The Notes mature at 120% of the principal amount and carry 15% interest of which the first year’s interest was prepaid at the date the funds were received. The Company agreed to issue 271,220 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $110,734.

On April 17, 2009 the Company repriced the warrants issued with the Notes to entitle the holder to purchase one common share at CAD$ 0.65 for the remainder of the warrant period. Under the revised terms of the warrants, if the common shares of the Company trade at a weighted average trading price of CAD$ 1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days. The repricing of the warrants resulted in an increase in the value of the warrants by $1,781,500 and a decrease in contributed surplus by the same amount.

The company did not issue any finders’ warrants during the six months ended November 30, 2009. The weighted average fair value of the finders’ warrants issued is estimated to be CAD$ 0.24 for the six months ended November 30, 2008 by using the Black-Scholes options pricing model with the following assumptions:

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

19.	SHARE PURCHASE WARRANTS (continued)

	Six Months Ended November 30, 2009	Six Months Ended November 30, 2008
Risk-free interest	-	3.29%
Expected dividend yield	-	-
Expected stock price volatility	-	43%
Expected warrant life in years	-	5.00

At November 30, 2009, the following warrants were outstanding as follows:

Number of Warrants Outstanding	Exercise Price (CAD$)	Expiry Date

182,000	$3.50	December 20, 2009
389,000	$3.50	January 9, 2010
9,424,605	$1.54	October 17, 2011
12,812,280	$0.65	May 21, 2013
3,972,800	$0.65	June 4, 2013
7,051,720	$0.65	July 8, 2013
33,832,405

20.	RELATED PARTY TRANSACTIONS

During the six months ended November 30, 2009:

a)	The Company paid consulting fees of $1,783 (six months ended November 30, 2008 - $3,215) to companies controlled by a director and a former officer.

b)	The Company paid consulting fees and wages of $176,707 (six months ended November 30, 2008 - $137,623) to companies controlled by directors, an officer, and a former officer.

c)	The Company paid legal fees of $209,579 (six months ended November 30, 2008 – $95,350) to two law firms, one controlled by a former officer and one controlled by a former director.

d	The Company paid for goods and services of $45,510 (six months ended November 30, 2008 - $84,290) to companies controlled by an officer.

e)

Of the total mark-to-market loss on senior secured notes and convertible senior secured notes, $906,387 (six months ended November 30, 2008 - $nil) was attributable to senior secured notes and convertible senior secured notes held by companies related to two directors.

f)	Debt issuance costs of $500,000 (six months ended November 30, 2008 - $nil) were recorded as a restructuring fee payable to companies related to two directors.

21.	SEGMENT INFORMATION

The Company has one operating segment which is the exploration of resource properties.

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

22.	COMMITMENTS

	Less than 1 Year	2 Years	3 Years	4-5 Years	More than 5 Years
Office lease	$60,676	$45,507	-	-	-
Equipment lease	$5,473,118	$2,967,836	-	-	-
Senior secured notes	$6,564,712	-	-	-	-
Senior secured notes due to related parties	$22,714,811	-	-	-	-
Convertible senior secured notes	$95,641	$390,447	-	-	-
Convertible senior secured notes due to related parties	$9,639,975	39,354,283	-	-	-
Long-term debt	$69,134	-	-	-	-
Asset retirement obligation	-	-	-	-	$6,701,000

23.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, accounts payable and long-term debt. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

The Company’s senior secured notes and convertible senior secured notes are measured on initial recognition using the residual method (see Notes 15 and 16). Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 20.58% and a maturity date of two years from date of issue based on the ability of the Note holders to demand repayment after two years and the expectation that Note holders will make this demand.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. Also, as the majority of its receivables are with the governments of Canada in the form of sales tax, the credit risk is minimal. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due (Note 1). The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project and may require doing so again in the future. On an annual basis the Company may be required to pay 35% of its distributable cash as defined in its senior secured notes and convertible senior secured notes indenture (Notes 15 and 16).

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

23.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Market risk

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. The sensitivity of the Company’s net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at November 30, 2009
	10% Increase in the Canadian Dollar	10% decrease in the Canadian Dollar
Increase (decrease) in net earnings	43,594	(43,594)
Increase (decrease) in other comprehensive (loss) income	-	-
Comprehensive (loss) income	43,594	(43,594)

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(c) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt (Note 12), leases (Note 14), senior secured notes (Note 15), convertible senior secured notes (Note 16) and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

24.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended November 30, 2009	Three months ended November 30, 2008	Six months ended November 30 2009	Six months ended November 30, 2008
Non-cash investing and financing activities
Debt issuance costs	$500,000	$-	$500,000	$-
Property and equipment acquired through credit line facility and capital leases and payables	-	1,125,446	185,718	2,072,151
Mineral properties acquired through payables	2,206,591	-	9,448,996	-
Deferred services and materials financed by a reduction in amounts payable to Petaquilla Copper Ltd.	30,000	-	60,000	-

Interest paid in cash	$208,843	-	$208,843	$8,043,618
Income taxes paid in cash	-	-	-	-

	November 30, 2009	May 31, 2009
Cash and cash equivalents consist of:
Cash	$675,103	$3,440,168
Term deposits	-	135,000
	$675,103	$3,575,168

25.	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to site restoration and cleanup costs for its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows (Note 3):

Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	$4,664,720
Accretion	147,984
Balance November 30, 2009	$4,812,704

The provision for asset retirement obligation is based upon the following assumptions:

a)	The total undiscounted cash flow required to settle the obligation is approximately $6,701,000;
b)	Asset retirement obligation payments are expected to occur during fiscal years 2014 and 2015;
c)	A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

PETAQUILLA MINERALS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Six months ended November 30, 2009 and six months ended November 30, 2008

26.	CONTINGENCIES

1)

On November 13, 2008 the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates US$ 1,000,000 for alleged violations of environmental laws that took place on the main Ley Petaquilla Concession in 2005 and an additional US$ 934,695 for damages. On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production. Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil. In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil. On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved. Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined.

2)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

27.	SUBSEQUENT EVENTS

Subsequent to November 30, 2009:

1)

The Company closed a non-brokered private placement issuing 24,000,000 common shares at CAD$ 0.50 per share for gross proceeds of CAD$ 12,000,000. In connection with the private placement, the Company paid finders fees in the amount of CAD$ 600,000.

2)	The Company repaid the Bridge Financing in the amount of $4,789,246 plus the $500,000 restructuring fee pursuant to the agreement.

3)	575,000 stock options were issued, 85,074 options expired, 377,500 warrants were exercised and 571,000 warrants expired.

4)

The Company amended 1,000,000 stock options issued to a director and two consultants on November 18, 2009, to provide for immediate vesting based on prior years of service. Due to this amendment, third quarter stock based compensation would be approximately $187,200 higher.

5)	The Company made interest payments, on which it had been granted forbearance, on the senior secured notes in the amount of $1,464,221.

6)	On January 8, 2010, the Company achieved commercial production.